FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 16 February 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

16 February 2024

NatWest Group plc

Paul Thwaite appointed as NatWest Group CEO

The Board of NatWest Group plc has appointed Paul Thwaite as Group Chief Executive Officer and Executive Director with immediate effect. This follows his appointment on an initial 12-month basis in July 2023.

Led by Chair Designate Rick Haythornthwaite, the NatWest Group Board has undertaken a rigorous and competitive search process, with support from a leading external search firm.

Rick Haythornthwaite, Chair Designate of NatWest Group said: “Paul has shown an unrivalled understanding of this business, our customers, and the opportunities for growth. We are both ambitious for this organisation and I fully expect his potent blend of NatWest knowledge and thoughtful, imaginative approach to leadership to prove key to forging success in the rapidly changing landscape of banking.

The Board agreed that he was the outstanding candidate and the right person to shape the future of NatWest”.

Paul Thwaite, NatWest Group CEO said: “I want to thank the Board for their support and the opportunity they have given me. It’s an honour to lead what, I believe, is a great business, which plays a vital role in the lives of the 19 million customers we serve. With that, comes a great sense of responsibility to succeed for our customers, colleagues, and shareholders.

Our customers’ needs and expectations are changing at pace, as they engage with emerging technology, adapt to new social trends, and build ever more resilience to a fast-evolving world.  I believe that NatWest, with its heritage, leading customer businesses, deep regional connections and financial strength, can be a trusted partner to customers during a period of change.

It is an exciting time for our sector and our bank. I am confident we can shape the future of NatWest to deliver its full potential.”

Howard Davies, NatWest Group Chairman said: “I am very pleased with the outcome of the process Rick ran. I have worked closely with Paul over the last seven months and am confident that he has all the skills needed to lead the bank forward.”

Paul has also been appointed as CEO and Executive Director of NatWest Holdings Limited, The Royal Bank of Scotland plc and National Westminster Bank Plc.

Paul previously served as a director of Motability Operations Group plc from 30 September 2016 to 1 March 2021.

There are no other matters to disclose under Listing Rule 9.6.13

Remuneration arrangements for Paul Thwaite

Paul Thwaite’s remuneration arrangements have been set in accordance with the Directors' Remuneration Policy approved by shareholders. The remuneration package includes a base salary of £1,155,660 per annum, a fixed share allowance set at 100% of salary, standard benefit funding of £26,250 per annum and a pension allowance of 10% of salary on the same basis as the wider workforce.

Variable pay will consist of an annual bonus subject to performance, with a maximum opportunity of 100% of salary delivered equally in cash and shares and a Restricted Share Plan award with a maximum opportunity of 150% of salary delivered in shares. Paul will be required to build up and maintain a minimum shareholding equal to 500% of salary.

The remuneration package for the NatWest Group CEO continues to represent pay restraint in comparison to the market. Any further increases will be reviewed annually, subject to satisfactory performance and development in role.

Further details of Paul’s remuneration arrangements are set out in the 2023 Directors’ Remuneration Report.

For further information contact:

NatWest Group Investor Relations:

Claire Kane

Director, Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	16 February 2024	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary